

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 26, 2007

Mr. H. Lutz Klingmann
President and CEO
Golden Queen Mining Co., Ltd.
6411 Imperial Avenue
West Vancouver, B.C.
Canada

> **Re:** **Golden Queen Mining Co., Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 0-21777**

Dear Mr. Klingmann:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief